Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

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Supplement dated October 1, 2008
to
Prospectus and Disclosure Document
dated December 3, 2007

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated December 3, 2007, and should be read together therewith and along with any other supplements or amendments thereto.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

SUMMARY

This supplement revises and replaces the second paragraph on page 1 of the Prospectus under the heading “Summary – Grant Park” in its entirety as follows:

Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner.  As of October 1, 2008, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V. and Quantitative Investment Management LLC (or QIM) serve as Grant Park’s commodity trading advisors.  As of October 1, 2008, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors, Transtrend and QIM were allocated less than 10% of Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.  Each of the trading advisors employs technical and trend-following trading strategies through proprietary trading programs in an effort to achieve capital appreciation while controlling risk and volatility.

This supplement revises and replaces the paragraphs on page 6 of the Prospectus under the heading “Summary – The Trading Advisors” in their entirety as follows:

Grant Park currently trades through its eight independent professional commodity trading advisors:  Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V and Quantitative Investment Management LLC (or QIM).  Effective June 1, 2007, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund, SPC – Winton Segregated Portfolio – Class GP.  Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA.  The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363.  EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700.  Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400.  ETC is located at 1314 North Dearborn Parkway, Carriage House, Chicago, Illinois 60610, and its telephone number is (312) 787-1107.  Winton Capital Management is located at 1-5 St. Mary Abbott’s Place, London, W8 6LS, United Kingdom, and its telephone number is +44-20-7610-5350.  Welton Investment Corporation is located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California 93921, and its telephone number is (831) 626-5190.  Global Advisors L.P.’s offices are located at 19 Berkeley Street, Fourth Floor Rear, London, W1J 8ED, England, and its telephone number is +44-20-7629-1117.  The business office of Transtrend B.V. is located at Weena 723, Unit C5.070, 3013 AM Rotterdam,

The Netherlands and its telephone number is +31-10-453-6500.  QIM is located at 401 East Market Street, Suite 104, Charlottesville, Virginia 22902, and its telephone number is (434) 817-4800.

This supplement revises and replaces the paragraph on page 8 of the Prospectus under the heading “Summary – Fees and Expenses – Incentive Fees” in its entirety as follows:

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Incentive Fees—Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor’s allocated net assets at the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  Currently, the incentive fees payable to each of the trading advisors range from 20% to 30%.  The method of calculating new trading profits on the allocated net assets of each trading advisor is described in “Fees and Expenses—Incentive Fees.”

This supplement revises and replaces the chart included on page 11 of the Prospectus under the heading “Summary – Organizational Chart” in its entirety as follows:

RISK FACTORS

This supplement revises and replaces the paragraph on page 20 of the Prospectus under the heading “Risk Factors – The general partner places significant reliance on the trading advisors and their key personnel” in its entirety as follows:

The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park’s assets.  The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park’s transactions.  The loss of the services of any trading advisor’s principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor’s ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park’s performance.  Each of Grant Park’s trading advisors is controlled, directly or indirectly, by single individuals, or, in the case of Transtrend, of which 100% of the voting interest is owned by Robeco Netherlands BV, by its managing directors.  These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton, Patrick Welton at Welton, Russell Newton at Global Advisors, Johannes P.A. van den Broek and Harold M. De Boer at Transtrend and Jaffrey Woodriff, Michael Geisman and Ryan Vaughn at QIM, have major roles in developing, refining and implementing each of their trading advisor’s trading strategies and operating its business.  The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors’ operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

THE TRADING ADVISORS

This supplement revises and replaces the first paragraph on page 27 of the Prospectus under the heading “The Trading Advisors” in its entirety as follows:

As of October 1, 2008, each of Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V. and Quantitative Investment Management LLC serve as Grant Park’s trading advisors.  Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998.  Graham began trading for Grant Park on September 1, 2003 and Winton began trading for Grant Park on August 1, 2004.  Welton began trading for Grant Park on March 1, 2006.  Transtrend and Global Advisor each began trading on July 1, 2008, and QIM began trading for Grant Park on October 1, 2008.  Effective June 1, 2007, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund, SPC – Winton Segregated Portfolio – Class GP.  As of October 1, 2008, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors, Transtrend and QIM were allocated less than 10% of Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.

This supplement revises and updates the discussion in the Prospectus under the heading “The Trading Advisors” by adding the following paragraphs on page 43 immediately following the last paragraph under the heading “Welton’s Trading Program”:

Quantitative Investment Management LLC (QIM)

Management

The listed principals for QIM are Jaffray Woddriff, Michael Geismar, Greyson Williams, and Ryan Vaughan.

Jaffray Woodriff has 21 years’ experience trading financial markets using proprietary quantitative models that he has developed.  In 2003, Mr. Woodriff co-founded QIM to offer the Global Program to outside clients.  He guides all aspects of QIM’s business and is chiefly responsible for the constant innovation and improvement of the models and techniques that underlie QIM’s predictions, trading, and risk management.

Mr. Woodriff served as head trader for Blue Ridge Trading from October 1991 to July 1994.  He then founded Woodriff Trading as a CTA and managed client money there until October 1997.  In January 1998, he joined Société Générale in its New York office, where he served for two years as a director in the Treasury department, trading proprietary funds in futures, currencies, and U.S. equities.  Following his departure from Société Générale in March 2000, Mr. Woodriff and Mr. Geismar began managing their own money in a short-term, market-neutral equities program.  This led them to cofound a broker-dealer, DHR LLC.  In October 2002, Mr. Woodriff also co-founded Biomind, a bioinformatics consulting and software firm.  Mr. Woodriff graduated from the University of Virginia with a B.S. in Commerce in 1991.

Michael Geismar co-founded QIM in April 2003 with Mr. Woodriff after 18 months of successfully trading their proprietary accounts.  As the head of trading for QIM, he implements the firm’s investment models and oversees its portfolio management.  Mr. Geismar also manages investor relations and QIM’s general business affairs.

Mr. Geismar and Mr. Woodriff first worked together from January until July 1994, when Mr. Geismar was an assistant trader at Blue Ridge Trading.  Mr. Geismar then worked as an actuary and benefits consultant for Towers Perrin from September 1994 until August 1996, Coopers & Lybrand from August 1996 until October 1997, and William M. Mercer from October 1997 until October 1998, when he joined Capital One Financial as an analyst.  In February 2000, he rejoined Mr. Woodriff, assisting in the development of an equities investment program that led the two to co-found DHR LLC.  Mr. Geismar graduated from the University of Virginia in 1994 with a B.A. in Mathematics and a minor in Statistics.

Greyson Williams co-founded QIM after joining Mr. Woodriff and Mr. Geismar as a consultant to DHR in December 2002.  He serves as an analyst, assists in statistical analysis and the development of predictive and risk models, and manages the internal databases and in-house software development.

Mr. Williams has spent the past 10 years specializing in the collection, management, analysis, and application of financial information and market data.  He worked as an analyst in the Bank Mergers & Acquisitions department at SNL Securities from August 1997 until July 2000, serving as Director of Banking M&A Research from May 1999 until his departure.  In December 2000, Mr. Williams co-founded VW Capital LLC, a firm created to map complex merger terms into programmatic models for interfacing with real-time market data.  In October

2002, he founded Jobe Analytics & Consulting, Ltd., a financial information management consulting firm.  Mr. Williams graduated from the University of Virginia in 1995 with a B.A. in English and a minor in Art History.

Ryan Vaughan has spent the last ten years working in financial and corporate management.  Most recently he founded a Registered Investment Advisory (RIA) practice that provides wealth management solutions for retail investors.  In December 2000, Mr. Vaughan and Mr. Williams founded VW Capital LLC, a firm created to map complex merger terms into programmatic models for interfacing with real-time market data.  Mr. Vaughan previously served as Director of the Bank Industry Group for SNL Securities LC and as an Analyst covering the banking industry for Friedman Billings Ramsey.  Mr. Vaughan graduated from the University of Virginia in 1993 with a BS in Commerce, concentrating in Management Information Systems.  Mr. Vaughan graduated from the University of Georgia in 1995 with an MBA and spent two years as a PhD student in the University of North Carolina – Chapel Hill Finance Department.  Mr. Vaughan was awarded the Chartered Financial Analyst (CFA) designation in 2003.

Trading Methodology

Background

Jaffray Woodriff has spent his career creating a statistical learning method for time series prediction.  Over the course of the past 21 years, he has meshed this endeavor with a keen interest and career in the financial markets.  Mr. Woodriff has successfully managed client accounts as a CTA and also has spent two years trading on a Wall Street proprietary desk.  In April 2000, Mr. Woodriff and Mr. Geismar launched a proprietary market neutral equities program.  In December 2001, Mr. Woodriff and Mr. Geismar began to manage a proprietary futures account using the Global Program methodology.  In October 2003, after successfully managing this account for almost two years, Mr. Woodriff and Mr. Geismar and Mr. Williams decided to offer the Global Program to clients.

Predictive Modeling

QIM currently employs numerous quantitative trading models that utilize pattern recognition to predict all types of price movements.  All models are tested across massive data sets that expose them to a gamut of market, economic, and political environments, as well as a wide range of time frames and interactions.  Only those models that prove to be the most robust, statistically significant, and conceptually diverse are used in actual trading.  The resultant system of models creates predictions on a daily basis that have resulted in excellent outperformance versus all conceivable benchmarks over the past six and a half years.

Risk Management

QIM applies highly sophisticated risk management procedures that take into account the price, size, volatility, liquidity, and inter-relationships of the markets traded.  On the portfolio level, account risk is monitored on a daily basis to target a specific standard deviation or daily returns.  For the standard versions of the Global and Ultra Programs, annualized volatility is targeted at 12%.

During significant drawdowns in equity, QIM reduces market exposure by scaling back the overall leverage.

Execution

The execution of QIM’s trading strategies is systematic.  All facets of the predictive models, risk management, and trade allocation are fully automated.  However, discretion plays a role in the evolution of the trading system over time as QIM does seek improvements to the trading strategy.

In addition to the abundance of technologies driving the daily trading, QIM’s staff monitors every market in which it trades on a daily basis and monitors numerous other factors, including, but not limited to: volume and open interest, news, correlation pairings, cash prices, opening calls, slippage and volatility.

The trading is discretionary in that final decisions are made, and systems can be overridden, based on the full set of information that has been compiled.  That being said, the trading system has never been overridden.

FEES AND EXPENSES

This supplement revises and replaces the second paragraph under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Brokerage Charge” on page 82 in its entirety as follows:

Grant Park pays the general partner the brokerage charge, which is based on a fixed percentage of net assets, regardless of whether actual transaction costs were less than or exceeded this fixed percentage or whether the number of trades significantly increases. Assuming Grant Park’s brokerage charge was expressed on a per-transaction basis, the brokerage charge equates to round-turn commissions of approximately $46.54 based on the average trading activity of the six trading advisors for the last three calendar years and assuming current allocations to the trading advisors.

This supplement revises and replaces the paragraph on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees” in its entirety as follows:

Grant Park pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor’s allocated net assets as of the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  Currently, the incentive fees payable to each of the trading advisors range from 20% to 30%.

This supplement revises and replaces the last sentence of the last paragraph beginning on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees – Calculation of New Trading Profits” in its entirety as follows:

Certain allocated expenses of Grant Park, and in some cases all allocated expenses, are included for the purpose of calculating a trading advisor’s incentive fee.

This supplement revises and replaces the paragraph on page 87 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by the General Partner – Trading Advisor Consulting Fees” in its entirety as follows:

Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor’s allocated net assets either at the beginning of the month or at month-end and paid monthly or quarterly.

This supplement revises and replaces the paragraph on page 163 of the Prospectus under the heading “Potential Advantages of Investment – Professional Trading” in its entirety as follows:

As of October 1, 2008, Grant Park’s trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P., Transtrend B.V. and Quantitative Investment Management LLC.  Each trading advisor uses its own proprietary trading program.  Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals.  The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

This supplement revises and replaces the sub-paragraphs describing the suitability standards in Pennsylvania in Appendix C on page C-4 of the Prospectus under the heading “Representations and Warranties”, paragraph 9, as follows:

The sub-paragraph referencing the suitability standards in Pennsylvania, as set forth below, is DELETED in its entirety.

Pennsylvania	Net worth of at least $175,000 or a net worth of at least $100,000 and annual taxable income of $50,000.